AEROBIC CREATIONS, INC.
201-15225 Thrift Avenue
White Rock, BC, Canada  V4B 2K9
Telephone: (604) 576-2327

February 6, 2005


Chris B. Edwards, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Mail Stop 05-10
Washington, D.C. 20549

RE:  Aerobic Creations, Inc.
     Form 10-SB12G
     File Number 000-51091

Dear Mr. Edwards:

I herewith respectfully provide the following responses to your enumerated comment letter of January 19, 2005:

General
-------
1. Attached is an amended registration statement, addressing your comments, which is being filed within the 60-day time lapse.

2. We are aware of our filing requirements under Section 12(g) of the Act and intend to fully comply therewith upon the effective date.

3. We will update our financial statements, as required, to comply with Rule 310(g) of Regulation S-B.

Description of Business
-----------------------
4.  Please see the revised first paragraph on page 2.

5.  Please see the revised second paragraph on page 7.

6.  Please see the first paragraph on page 9.

Management's Discussion & Analysis
----------------------------------
7. Please see the second paragraph under the Results of Operations subsection on page 9.

8. Please see the third paragraph on page 10; the revised Risk Factor 2 disclosure on page 12; and the revised Note 1 to the financial statements on page 27.


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


9.  Please see Risk Factor 1 on page 11.

10.  Please see Risk Factor 4 on page 12.

Independent Auditors' Report
----------------------------
11. Please see the revised audit report included with this amended filing.

Financial Statements
--------------------
12-19. Please see the revised financial statements, beginning on page 21.


We sincerely appreciate your kind assistance in the review of our registration statement to ensure it complies with all disclosure requirements. Please contact the undersigned if you have any further questions or comments.

Yours truly,



Nicole Funk, President